U N I T E D   S T A T E S

                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C.  20549

                             FORM 11-K




       [X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

               For the fiscal year ended December 31, 1995


                                 or


       [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION
               PERIOD FROM

                    ____________ TO ____________



                 BANK OF HAWAII PROFIT SHARING PLAN
        _____________________________________________________
         Full title of the plan and the address of the plan,
          if different from that of the issuer named below:



                         Bancorp Hawaii, Inc.
                         130 Merchant Street
                       Honolulu, Hawaii  96846
        _____________________________________________________
        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Required Information

     Listed below are the financial statements and exhibits filed as part of the annual report.

     A)  Financial Statements

               1)     Report of Independent Certified Public Accountants
               2) Statements of Net Assets Available for Plan Benefits December 31, 1995 and 1994
               3) Statements of Investment Operations - Years Ended December 31, 1995, 1994 and 1993
               4) Statements of Changes in Net Assets Available for Plan Benefits - Years Ended December 31, 1995, 1994 and 1993
               5)     Notes to financial statements
               6)     Schedule of Security Investments  December 31,
                      1995
               7) Schedule of Transactions or Series of Transactions in Excess of 5% of the Current Value of Plan Assets December 31, 1995

     B)  Exhibits

               Consent of Independent Certified Public Accountants



                             SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                               BANK OF HAWAII PROFIT SHARING PLAN



Date:  June 27, 1996                By:  /s/ RICHARD J. DAHL

                                    Richard J. Dahl
                                    President and Director of
                                    Bancorp Hawaii, Inc.; and
                                    member of the Profit Sharing
                                    Trust Committee

                          Financial Statements
                      and Supplemental Schedules

                  Bank of Hawaii Profit Sharing Plan

            Years ended December 31, 1995, 1994 and 1993
                with Report of Independent Auditors

               Bank of Hawaii Profit Sharing Plan

                     Financial Statements
                  and Supplemental Schedules

         Years ended December 31, 1995, 1994 and 1993




                           Contents

Report of Independent Auditors. . . . . . . . . . . . . . .1
Statements of Net Assets Available for Plan Benefits. . . .2
Statements of Investment Operations. . . . . . . . .  . . .3
Statements of Changes in Net Assets Available for Plan
Benefits. . . . . . . . . . . . . . . . . . . . . . . . . .4
Notes to Financial Statements. . . . . . . . . . . . . . . 5

Supplemental Schedules

Schedule of Assets Held for Investment Purposes. . . . . .13
Schedule of Reportable Transactions. . . . . . . . . . . .14

                Report of Independent Auditors


The Board of Directors
Bank of Hawaii and
The Profit Sharing Trust Committee
Bank of Hawaii Profit Sharing Plan

We have audited the accompanying statements of net assets available for plan benefits of the Bank of Hawaii Profit Sharing Plan (the Plan) as of December 31, 1995 and 1994 and the related statements of investment operations and changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Plan's Trust Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's Trust Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1995 and 1994, and the results of its investment operations and changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1995 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1995 financial statements taken as a whole.

                                           ERNST & YOUNG LLP

Honolulu, Hawaii
May 15, 1996


                  Bank of Hawaii Profit Sharing Plan

         Statements of Net Assets Available for Plan Benefits


                                                                        December 31
                                                                1995                  1994
                                                       -------------         -------------
Assets
Investments:
     Investment securities, at fair value (Notes 2 and 3):
        Wellington Fund                                 $ 24,552,465          $ 19,584,330
        Windsor Fund                                      26,608,335            20,996,062
        Vanguard Fiduciary Trust Company Investment
            Contract Trust                                29,596,973            31,396,788
        500 Portfolio of the Vanguard Index Trust          3,525,772             1,460,457
        Short-Term Federal Portfolio of the Vanguard
            Fixed Income Securities Fund                   1,185,945               955,817
        Bancorp Stock Fund                                74,371,425            54,101,771
                                                        ------------          ------------
                                                         159,840,915           128,495,225

Receivables:
     Employer contribution (Note 1)                        5,194,107             5,242,921
     Employee contributions (Note 1)                         320,698               336,723
     Accrued interest and other                               16,625                   168
                                                        ------------          ------------
                                                           5,531,430             5,579,812
                                                        ------------          ------------
Net assets available for plan benefits                  $165,372,345          $134,075,037
                                                        ============          ============


See accompanying notes to financial statements.

                      Bank of Hawaii Profit Sharing Plan

                     Statements of Investment Operations


                                                         Year ended December 31
                                                 1995              1994              1993
                                         ------------      ------------      ------------
Investment income
Dividends on Bancorp Hawaii
     Common Stock Fund (Note 3)          $  2,298,976      $  2,055,236      $  1,650,019
Dividends on units of mutual fund
     shares                                 4,337,150         2,969,742         3,005,359
Interest income                             1,928,812         1,861,314         1,861,871
                                         ------------      ------------      ------------
Total investment income                     8,564,938         6,886,292         6,517,249

Realized and unrealized gain on
     investments
Net realized gain from security
     transactions (Notes 1 and 2)           3,743,076         1,623,208         3,378,609
Unrealized appreciation of
     investments:
        Beginning of year                   7,213,565        16,652,882        20,496,975
        End of year                        34,785,138         7,213,565        16,652,882
                                         ------------      ------------      ------------
        Change in unrealized
            appreciation (depreciation)    27,571,573        (9,439,317)       (3,844,093)
                                         ------------      ------------      ------------
        Net realized and unrealized gain
            (loss) on investments          31,314,649        (7,816,109)         (465,484)
                                         ------------      ------------      ------------
Income and net realized and
     unrealized gain (loss) on
     investments                         $ 39,879,587      $   (929,817)     $  6,051,765
                                         ============      ============      ============


See accompanying notes to financial statements.

                     Bank of Hawaii Profit Sharing Plan

    Statements of Changes in Net Assets Available for Plan Benefits


                                                         Year ended December 31
                                                1995               1994              1993
                                        ------------       ------------      ------------
Net assets available for plan benefits
     at beginning of year (Note 5)      $134,075,037       $132,659,873      $123,681,942

Contributions
Employee                                   4,211,005          4,032,595         3,531,630
Employer                                   5,194,107          5,247,290         6,922,581
Other                                         15,230            105,108            59,745
                                        ------------       ------------      ------------
                                           9,420,342          9,384,993        10,513,956

Investment income                          8,564,938          6,886,292         6,517,249
Net realized and unrealized gain
     (loss) on investments                31,314,649         (7,816,109)         (465,484)
                                        ------------       ------------      ------------
Income and net realized and
     unrealized gain (loss) on
     investments                          39,879,587           (929,817)        6,051,765

Distributions to plan participants       (18,002,621)        (7,040,012)       (7,587,790)
                                        ------------       ------------      ------------
Net assets available for plan benefits
     at end of year                     $165,372,345       $134,075,037      $132,659,873
                                        ============       ============      ============



See accompanying notes to financial statements.

              Bank of Hawaii Profit Sharing Plan

                 Notes to Financial Statements

               December 31, 1995, 1994 and 1993


1. Summary of Significant Accounting Policies

Description of the Plan

The following description of the Bank of Hawaii Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan and covers eligible staff members of Bank of Hawaii and certain subsidiaries of Bancorp Hawaii, Inc. and Bank of Hawaii, collectively (the
"Bank"), who have fulfilled the Plan's participation requirements. Bank of Hawaii is a wholly-owned subsidiary of Bancorp Hawaii, Inc. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974
("ERISA").

Each year, the Bank contributes to the Plan an amount which is based upon Bancorp Hawaii, Inc.'s profits for the year. The contribution varies depending on Bancorp Hawaii, Inc.'s adjusted net income and adjusted return on equity. Participants are allowed to contribute up to 7% of their eligible compensation to the Plan. However, participants' contributions are limited to certain maximum annual amounts, including those provided under the Internal Revenue Code ($9,240 for 1995).

The Plan's trustee is the Vanguard Fiduciary Trust Company. Participants' investment options include the Bancorp Hawaii Common Stock Fund, the Wellington Fund, the Windsor Fund, the 500 Portfolio of the Vanguard Index Trust (the "Vanguard 500 Portfolio"), Short-Term Federal Portfolio of the Vanguard Fixed Income Securities Fund (the "Short-Term Federal Portfolio") and the Vanguard Fiduciary Trust Company Investment Contract Trust (the "Investment Contract Trust").

During 1995, the Bank changed certain features of the Plan with these changes effective January 1, 1996. Among those changes was a 401(k) enhancement whereby the Bank will match participant contributions at $1.25 for each $1.00 contributed by participants up to 2% of the participant's eligible compensation. Effective January 1, 1996, additional investment options were also made available to participants and included the Pacific Capital Growth Stock Fund, the Pacific Capital Growth & Income Fund, and the Pacific Capital New Asia Growth Fund.

Throughout the December 31, 1995 plan year, the Plan allowed a participant to elect to receive up to 50% of his/her employer contribution in cash after year end. Remaining amounts were invested in any combination in the available investment options. Additional plan changes effective January 1, 1996 call for mandatory distribution of 50% of employer contributions with remaining amounts invested in any combination of the investment options available as of that date. Participants are fully vested in the Plan's assets allocated to their account.

Under the Plan, a participant retiring may elect to defer payment of benefits until a subsequent year. The benefits are disbursed upon notice from the participant or designated beneficiary. Under certain conditions, a participant may receive part or all of the value of his or her account before termination or retirement. Otherwise, distributions to retirees are made during the quarter following retirement or withdrawal.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities in the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Expenses

Fees paid to the Plan trustee and other administrative expenses are paid by Bank of Hawaii.

Investments

Investments are stated at fair value. Values for the Bancorp Hawaii Common Stock Fund and the mutual funds are determined based on quoted market prices. Value for the Investment Contract Trust is based on contract value, which approximates fair value. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals. Net gains and losses from securities transactions are computed using the average cost method.

Receivables

Contributions from both employer and employees are accrued through December 31 in the Statements of Net Assets
Available for Plan Benefits.

2. Investments

During 1995, 1994 and 1993, the change in unrealized appreciation (depreciation) in the Plan's investments is as follows:

                                                          Year ended December 31
                                                 1995               1994             1993
                                         ------------       ------------     ------------
Bancorp Hawaii Common Stock Fund          $19,340,108       $(6,014,311)      $(6,341,908)
Wellington Fund                             4,543,890        (1,183,965)        1,026,703
Windsor Fund                                3,034,422        (2,121,852)        1,425,941
Vanguard 500 Portfolio                        589,320           (67,785)           47,576
Short-Term Federal Portfolio                   63,833           (51,404)           (2,405)
                                         ------------       ------------     ------------
                                          $27,571,573       $(9,439,317)      $(3,844,093)
                                          ===========       ============     ============

The reporting requirements under ERISA specify that realized gains and losses are to be calculated as the difference between the proceeds of assets sold during the year and the fair value of those assets at the beginning of the year (or the purchase price if the assets sold were acquired during the year). This differs from generally accepted accounting principles which bases the calculation of realized gains and losses on historical cost. As a result, the 1995 net realized gain in these financial statements was $1,153,983 greater than that reported in Form 5500 as shown below:

                                                               Net realized
                                                                gain (loss)
                                                  Gain (loss)           per
                                                          per  Statement of
                      Aggregate     Aggregate        Vanguard    Investment
                       Proceeds          Cost       Form 5500    Operations    Difference
                   ------------  ------------    ------------  ------------  ------------
Wellington Fund     $ 3,530,517   $ 3,105,449     $   425,068   $   523,786   $    98,718
Windsor Fund          3,578,131     3,110,078         468,053       199,289      (268,764)
Vanguard 500 Portfolio  520,348       456,447          63,901        74,748        10,847
Short-Term Federal
     Portfolio          336,019       324,943          11,076        (4,586)      (15,662)
Bancorp Hawaii Common
     Stock Fund       9,100,167     7,479,172       1,620,995     2,949,839     1,328,844
                   ------------  ------------    ------------  ------------  ------------
                    $17,065,182   $14,476,089     $ 2,589,093   $ 3,743,076   $ 1,153,983
                   ============  ============    ============  ============  ============

The investment contract trust is a collective trust investing in investment contracts with selected insurance companies and commercial banks. The investment contract trust allows for benefit responsive withdrawals by the Plan at contract value, subject to certain market value adjustments. The investment contract trust's yields, net of expenses, for the years ended December 31, 1995 and 1994 were 6.25% and 6.18%, respectively. The stated contract rate on contracts ranged from 4.90% to 9.22% at December 31, 1995 and 1994 with average contractual maturities at both dates being 2.5 years.

3. Transactions with Related Parties

The Plan's investment portfolio at December 31, 1995 includes $74,371,425 in the Bancorp Hawaii Common Stock Fund which invests in the $2 par common stock of Bancorp Hawaii, Inc. Dividends received during 1995 from this fund from its investment in common stock of Bancorp Hawaii, Inc. totaled $2,298,976.

The Pacific Capital Growth Stock Fund, the Pacific Capital
Growth & Income Fund, and the Pacific Capital New Asia
Growth Fund belong to a family of mutual funds whose investment advisor is Hawaiian Trust Company, Ltd., a subsidiary of Bank of Hawaii.

4. Income Tax Status

The Internal Revenue Service has issued a determination letter dated February 23, 1995 that the Plan qualifies, in form, under Section 401(a) and 401(k) of the Internal
Revenue Code of 1986, as amended (the "Code"), and the underlying trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code. The Plan is required to operate in accordance with the Code to maintain its tax qualification. The Plan's Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

5. Changes in Net Assets Available for Plan Benefits by Fund

During 1995, the change in net assets available for plan benefits by fund is as follows:

                                          Year ended December 31, 1995
                --------------------------------------------------------------------------
                        Pacific       Pacific         Pacific
                        Capital       Capital         Capital
                         Growth      Growth &        New Asia
                          Stock        Income          Growth     Wellington       Windsor
                       Fund (1)      Fund (1)        Fund (1)           Fund          Fund
                --------------------------------------------------------------------------
Net assets available
  for plan benefits at
  beginning of year     $     -       $     -         $     -    $20,438,493   $21,991,206

Employee transfers
  to (from) funds             -             -               -      (318,244)     (278,011)

Contributions
Employee                    317            92             848        630,309       817,866
Employer                 75,550        48,547          79,266        758,414       951,749
Other                         -             -               -          3,038         2,893
                   ------------  ------------    ------------   ------------  ------------
                         75,867        48,639          80,114      1,391,761     1,772,508

Investment income             -             -               -      1,239,932     3,025,335
Net realized and
  unrealized gain
  (loss) on
  investments                 -             -               -      5,067,677     3,233,711
                   ------------  ------------    ------------   ------------  ------------
Income and net gain
  (loss) on
  investments                 -             -               -      6,307,609     6,259,046

Distributions to
  Members                     -             -               -    (2,463,803)   (2,120,980)
                   ------------  ------------    ------------   ------------  ------------
Net assets available
  for plan benefits at
  end of year           $75,867       $48,639         $80,114    $25,355,816   $27,623,769
                   ============  ============    ============   ============  ============
Net asset value per
  unit:                 $ 11.85       $ 11.86         $  0.81    $     24.43   $      4.53
Number of
  participants with
  year end balances:          -             -               -          2,106         2,168


                                          Year ended December 31, 1995
            ------------------------------------------------------------------------------
                                                      Short-
                       Bancorp                          Term     Investment
                         Stock      Vanguard         Federal       Contract
                          Fund 500 Portfolio       Portfolio          Trust         Total
            ------------------------------------------------------------------------------
Net assets available
  for plan benefits at
  beginning of year$56,118,606    $1,675,551      $1,053,046    $32,798,135  $134,075,037

Employee transfers
  to (from) funds   (1,914,233)    1,255,565         137,271      1,117,652             -

Contributions
Employee             1,558,147       274,327          88,908        840,191     4,211,005
Employer             1,833,500       449,534          97,355        900,192     5,194,107
Other                    7,225           867             773            434        15,230
                  ------------  ------------    ------------   ------------  ------------
                     3,398,872       724,728         187,036      1,740,817     9,420,342

Investment income    2,319,401        71,883          64,623      1,843,764     8,564,938
Net realized and
  unrealized gain
  (loss) on
  investments       22,289,947       664,067          59,247              -    31,314,649
                  ------------  ------------    ------------   ------------  ------------
Income and net gain
  (loss) on
  investments       24,609,348       735,950         123,870      1,843,764    39,879,587

Distributions to
  Members           (5,888,178)     (389,271)       (211,550)    (6,928,839)  (18,002,621)
                  ------------  ------------    ------------   ------------  ------------
Net assets available
  for plan benefits at
  end of year      $76,324,415    $4,002,523      $1,289,673    $30,571,529  $165,372,345
                  ============  ============    ============   ============  ============
Net asset value per
  unit:            $     19.22    $    57.60      $    10.25    $      1.00
Number of
  participants with
  year end balances:     3,096           817             461          2,334         3,870


(1) Effective January 1, 1996, the Pacific Capital Funds became available as investment options.
Contributions received after January 1, 1996 for Plan year 1995 were eligible to invest in these
Funds.

5. Changes in Net Assets Available for Plan Benefits by Fund
(continued)

During 1994, the change in net assets available for plan benefits by fund was as follows:

                                                Year ended December 31, 1994
                             -------------------------------------------------------------
                                                                    Bancorp
                                                                     Hawaii
                                                                     Common      Vanguard
                                  Wellington         Windsor          Stock           500
                                        Fund            Fund           Fund     Portfolio
                             -------------------------------------------------------------
Net assets available
  for plan benefits at
  beginning of year              $21,502,720     $22,173,418    $53,661,401    $1,590,825

Employee transfers
  to (from) funds                 (1,519,974)       (941,258)     4,181,702      (146,574)

Contributions
Employee                             612,710         757,673      1,495,005       206,866
Employer                             807,299         934,023      1,890,241       197,500
Other                                 37,397          39,574          6,796         1,148
                                ------------    ------------   ------------  ------------
                                   1,457,406       1,731,270      3,392,042       405,514

Investment income                    917,301       2,006,054      2,076,718        46,387
Net realized and
  unrealized gain
  (loss) on
  investments                     (1,009,036)     (2,030,473)    (4,687,248)      (28,191)
                                ------------    ------------   ------------  ------------
Income and net gain
  (loss) on
  investments                        (91,735)        (24,419)    (2,610,530)       18,196
Distributions to
  Members                           (909,924)       (947,805)    (2,506,009)     (192,410)
                                ------------    ------------   ------------  ------------
Net assets available
  for plan benefits at
  end of year                    $20,438,493     $21,991,206    $56,118,606    $1,675,551
                                ============    ============   ============  ============
Net asset value per
  unit:                          $     19.39     $     12.59    $     13.61    $    42.97
Number of
  participants with
  year end balances:                   2,024           2,030          3,056           603

                                                Year ended December 31, 1994
                             -------------------------------------------------------------
                                      Short-
                                        Term      Investment
                                     Federal        Contract
                                   Portfolio           Trust          Total
                             -------------------------------------------------------------
Net assets available
  for plan benefits at
  beginning of year               $1,023,542     $32,707,967   $132,659,873

Employee transfers
  to (from) funds                    (48,675)     (1,525,221)             -

Contributions
Employee                              85,307         875,034      4,032,595
Employer                              90,670       1,327,557      5,247,290
Other                                      -          20,193        105,108
                                ------------    ------------   ------------
                                     175,977       2,222,784      9,384,993

Investment income                     52,863       1,786,969      6,886,292
Net realized and
  unrealized gain
  (loss) on
  investments                        (61,161)              -     (7,816,109)
                                ------------    ------------   ------------
Income and net gain
  (loss) on
  investments                         (8,298)      1,786,969       (929,817)
Distributions to
  Members                            (89,500)     (2,394,364)    (7,040,012)
                                ------------    ------------   ------------
Net assets available
  for plan benefits at
  end of year                     $1,053,046     $32,798,135   $134,075,037
                                ============    ============   ============
Net asset value per
  unit:                           $     9.69     $      1.00
Number of
  participants with
  year end balances:                     394           2,334          3,215


5. Changes in Net Assets Available for Plan Benefits by Fund
(continued)

During 1993, the change in net assets available for plan benefits by fund was as follows:

                                                Year ended December 31, 1993
                             -------------------------------------------------------------
                                                                    Bancorp
                                                                     Hawaii
                                                                     Common      Vanguard
                                  Wellington         Windsor          Stock           500
                                        Fund            Fund           Fund     Portfolio
                             -------------------------------------------------------------
Net assets available
  for plan benefits at
  beginning of year              $17,933,310     $17,221,633    $56,455,107    $1,152,634

Employee transfers
  to (from) funds                    532,276         366,031     (1,743,409)      206,160

Contributions
Employee                             540,963         628,930      1,293,331       144,650
Employer                           1,140,158       1,317,206      2,343,972       225,762
Other                                 18,176          18,015          4,425         5,466
                                ------------    ------------   ------------  ------------
                                   1,699,297       1,964,151      3,641,728       375,878

Investment income                  1,227,083       1,742,946      1,659,816        35,330
Net realized and
  unrealized gain
  on investments                   1,138,994       1,503,416     (3,185,855)       78,545
                                ------------    ------------   ------------  ------------
Income and net gain
  on investments                   2,366,077       3,246,362     (1,526,039)      113,875
Distributions to
  Members                         (1,028,240)       (624,759)    (3,165,986)     (257,722)
                                ------------    ------------   ------------  ------------
Net assets available
  for plan benefits at
  end of year                    $21,502,720     $22,173,418    $53,661,401    $1,590,825
                                ============    ============   ============  ============
Net asset value per
  unit:                          $      0.40     $     13.91    $     14.67    $    43.83
Number of
  participants with
  year end balances:                   1,878           1,844          2,806           438

                                                Year ended December 31, 1993
                             -------------------------------------------------------------
                                      Short-
                                        Term      Investment
                                     Federal        Contract
                                   Portfolio           Trust          Total
                             -------------------------------------------------------------
Net assets available
  for plan benefits at
  beginning of year               $  584,506     $30,334,752   $123,681,942

Employee transfers
  to (from) funds                    254,073         384,869              -

Contributions
Employee                              65,963         857,793      3,531,630
Employer                             109,710       1,785,773      6,922,581
Other                                  1,008          12,655         59,745
                                  ----------     -----------    -----------
                                     176,681       2,656,221     10,513,956

Investment income                     48,631       1,803,443      6,517,249
Net realized and
  unrealized gain
  on investments                        (584)              -       (465,484)
                                 -----------     -----------   ------------
Income and net gain
  on investments                      48,047       1,803,443      6,051,765
Distributions to
  Members                            (39,765)     (2,471,318)    (7,587,790)
                                 -----------     -----------   ------------
Net assets available
  for plan benefits at
  end of year                     $1,023,542     $32,707,967   $132,659,873
                                 ===========     ===========   ============
Net asset value per
  unit:                           $    10.34     $      1.00
Number of
  participants with
  year end balances:                     298           2,245          3,498


                     Supplemental Schedules

                      Bank of Hawaii Profit Sharing Plan

               Schedule of Assets Held for Investment Purposes

                             December 31, 1995

                                                                  Unrealized
                                                                Appreciation
Identity of Issue             Description                Cost   Market Value(Depreciation)
- ----------------------------------------------------------------------------------------------------
Wellington Fund               Mutual fund        $ 19,412,659   $ 24,552,465   $ 5,139,806

Windsor Fund                  Mutual fund          25,224,742     26,608,335     1,383,593

Vanguard 500 Portfolio        Mutual fund           2,897,085      3,525,772       628,687

Short-Term Federal
  Portfolio                   Mutual fund           1,176,158      1,185,945         9,787

Investment Contract           Collective
  Trust                        investment trust    29,596,973     29,596,973             -

Bancorp Hawaii                Pooled investment
  Common Stock Fund            fund                46,748,160     74,371,425    27,623,265
                                                 ------------   ------------  ------------
                                                 $125,055,777   $159,840,915   $34,785,138
                                                 ============   ============  ============

                        Bank of Hawaii Profit Sharing Plan

                        Schedule of Reportable Transactions

                           Year ended December 31, 1995

                                       No. of                       Proceeds
     Description         No. of        Sales/         Cost of    from Sales/
       of Assets      Purchases    Maturities       Purchases     Maturities      Net Gain
- --------------------------------------------------------------------------------------------------
  Wellington Fund           101           121      $3,430,975     $3,530,517   $   523,786
  Windsor Fund              111           121       5,955,791      3,578,131       199,289
  Bancorp Hawaii
    Common Stock
    Fund                    123           157       7,080,229      9,100,167     2,949,839
  Investment
    Contract Trust          181           167       7,468,346      9,266,870             -


               Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-57267) pertaining to the Bank of Hawaii Profit Sharing Plan, of our report dated May 15, 1996, with respect to the financial statements and schedules of the Bank of Hawaii Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1995.



                                  ERNST & YOUNG LLP


Honolulu, Hawaii
June 27, 1996